FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



For the month of July 2009 (Report No. 2)

Commission File Number: 0-28724


                           ORCKIT COMMUNICATIONS LTD.
                 (Translation of registrant's name into English)

                 126 Yigal Allon Street, Tel-Aviv 67443, Israel
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                          Form 20-F X                Form 40-F_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                          Yes _______                No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Paragraph 1 of the Press Release attached as Exhibit 99.1 to this report on Form 6-K is incorporated by reference into (i) the Registrant's
Registration Statements on Form F-3, Registration No. 333-12100; (ii) the Registrant's Registration Statement on Form F-3, Registration No. 333-12236;
(iii) the Registrant's Registration Statement on Form F-3, Registration No. 333-160443; (iv) the Registrant's Registration Statement on Form S-8 No. 333-05670; (v) the Registrant's Registration Statement on Form S-8 No. 333-08824; (vi) the Registrant's Registration Statement on Form S-8 No. 333-12178; and (vii) the Registrant's Registration Statement on Form S-8
No. 333-131991.





                                    CONTENTS

This report on Form 6-K of the registrant consists of the following document, which is attached hereto and incorporated by reference herein:

Exhibit 99.1 Press release: MetroNet selects Orckit-Corrigent CM-4000 Carrier Ethernet and Transport solution for deployment in carrier's carrier network, dated July 15, 2009.






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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    ORCKIT COMMUNICATIONS LTD.


Date: July 16, 2009                 By:/s/ Adam M. Klein
                                       -----------------
                                    Adam M. Klein for Izhak Tamir,
                                    President, pursuant to authorization

                                  EXHIBIT INDEX


Exhibit Number            Description of Exhibit

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99.1                      Press release: MetroNet selects Orckit-Corrigent
                          CM-4000 Carrier Ethernet and Transport solution for deployment in carrier's carrier network , dated July 15, 2009


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